February 28, 2013

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers. 033-59474, 811-07572
Post-Effective Amendment No. 119 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on January 29, 2013, with respect to post-effective amendment number 119 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the Commission on December 13, 2012, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment number 122).

Comments on the Prospectuses

Comment 1. In the tables throughout the documents, please confirm that the Registrant will update the information and as of dates of the information.

Response: Confirmed.

Comment 2. For all expense limit or fee waiver footnotes to Annual Fund Operating Expense tables, please confirm that the contractual expense limit or fee waiver will be in effect for at least a year from the effective date of the prospectus.

Response: Confirmed.

Comment 3. For all expense limit or fee waiver footnotes to Annual Fund Operating Expense tables, please confirm in the response letter that there is no intent to terminate.

Response: Confirmed.

Comment 4. In the Principal Investment Strategies language for the Principal LifeTime Funds, the phrase “alternative investments” is used in the first sentence. Please define it.

Response: The Registrant respectfully submits that alternative investments are described in the Principal Investment Strategies immediately below the “Principal LifeTime Funds Target Allocations Over Time” chart.

Comment 5. When the phrase “real estate securities” is used in the Principal Investment Strategies, please define it.
Response: The Registrant respectfully declines to revise the disclosure as requested because it describes real estate securities in the Additional Information about Investment Strategies and Risks. The Principal Risk for real estate securities informs the reader about real estate securities as well. We note that Form N-1A, General Instructions C.1 instructs registrants to use concise language, “as simple and direct as possible,” including “only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund” and to avoid legal and technical discussions as well as excessive detail.

Comment 6. The Principal Investment Strategies for the Principal LifeTime Funds should specifically reference the strategies that give rise to the listed Principal Risks.
Response: The Registrant will revise the disclosure as requested.

Comment 7. In the SAM Balanced Portfolio, preferred securities are mentioned in the Principal Investment Strategies but there is no corresponding preferred securities risk in the Principal Risks section. Please reconcile.
Response: The Registrant will revise the disclosure to make consistent the references to preferred securities between the Principal Investment Strategies and Principal Risks.

Comment 8. For the Global Diversified Income Fund, consider the names test and define what a “global” company is. Specify that the Fund invests in at least 3 countries, including the U.S.
Response: The Registrant believes its current disclosure is accurate and responsive. The number of countries in which the Global Diversified Income Fund will invest, as well as the amount of the fund’s assets that are invested outside the U.S., will vary from time to time. The Principal Investment Strategies disclosure for this Fund makes multiple references to global investing, including: emerging market debt securities; equity securities of global companies principally engaged in the real estate industry; equity securities of global infrastructure companies; value equities of global companies; foreign securities (companies with their principal place of business or principal office outside the U.S. or companies whose principal securities trading market is outside the U.S.); foreign securities issued in USD and non-USD; preferred securities of U.S. and non-U.S. companies; "emerging market country" means any country which is considered to be an emerging country by the international financial community (including the International Bank for Reconstruction and Development (also known as the World Bank) and MSCI Emerging Markets Index) and any country included in any J.P. Morgan emerging market bond index; and emerging market countries generally include every nation in the world except the United States, Canada, Japan, Australia, and New Zealand, and most nations located in Western Europe; and companies located or operating in developed countries (including the United States). The Principal Risks section includes currency risk, emerging market risk, and foreign securities risk. In the Statement of Additional Information, the list of non-fundamental investment restrictions states that the Global Diversified Income Fund may invest up to 100% of its assets in foreign securities.
Consistent with the definition of “global”, using the word “global” in the name of the Fund makes clear that the Fund will seek investments in many places, but does not suggest that the Fund is tied to any one particular region. See Merriam-Webster’s Collegiate Dictionary, 11th ed. 2005 at page 532 (“of, relating to, or involving the entire world: WORLDWIDE”). The Fund is multi-managed and the sub-advisors apply different investment strategies to meet the Fund’s objective. Each sub-advisor to the fund employs a number of factors generally utilized in the investment industry such as the percentage of revenues or earnings an issuer derives from business in a particular country.

The Registrant respects the Commission’s concerns regarding materially deceptive and misleading fund names; however, the Registrant believes such concern is misplaced here. The use of the word “global” for this fund aligns with the Commission’s published view of the word “global” as well as this Fund’s intended investment approach. See Rule 35d-1 Proposing Release in Investment Company Act Release No. 22530 (Feb. 27, 1997) (“For example, while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios. Among other things, the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” (Footnote omitted)).

Comment 9. The Principal Risk for derivatives is the same for each Fund, but the Principal Investment Strategies with respect to use of derivatives varies among the Funds. The Principal Risk language should focus on the actual derivatives used for each Fund. Please revise the disclosure.

Response: The Registrant believes the Principal Risks disclosure for derivatives accurately summarizes the risk of using the various derivatives instruments. It says, “Transactions in derivatives may increase volatility, cause the liquidation of portfolio positions when not advantageous to do so and produce disproportionate losses.” The Additional Information about Investment Strategies and Risks gives further explanation about different derivatives instruments. We note that Form N-1A, General Instructions C.1 instructs registrants to use concise language, “as simple and direct as possible,” including “only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund” and to avoid legal and technical discussions as well as excessive detail.

Comment 10. For the income funds, if the fund has an average duration, note it.

Response: The Registrant respectfully declines to revise the disclosure. Including an average duration would not be meaningful for every income fund because not every income fund is managed to maintain a specific duration. For the income funds that are managed to a specific duration, the duration is noted.

Comment 11. For the Global Diversified Income Fund, should there be a Principal Risk for investing in energy and infrastructure?

Response: No.

Comment 12. For any Funds that include the word “equity” in the Fund name, if they invest in convertible securities, are the convertible securities immediately convertible to equity securities? Are the convertible securities included in the 80% test basket? Also, note that in the Additional Information about Investment Strategies and Risk section, the following sentence appears: “The fund treats convertible securities as both fixed-income and equity securities for purposes of investment policies and limitations because of their unique characteristics.” Please explain in your response letter.

Response: The Registrant notes that the Equity Income Fund is the only Fund in this filing that includes the word “equity” in its name. Whether convertible securities immediately convert to equity securities depends on the terms of the specific security and market conditions. Until a convertible bond converts to an equity security, we consider it a bond. Convertible preferred stock that has a feature to convert to stock is treated like an equity security for 80% testing purposes. The Registrant will revise the noted sentence from the Additional Information about Investment Strategies and Risk section as follows: “Depending on the features of the convertible security, the fund will treat a convertible security as either a fixed-income or equity security for purposes of investment policies and limitations because of the unique characteristics of convertible securities.”

Comment 13. For any Fund that uses an index’s market capitalization range to illustrate the market capitalization range in which the Fund invests, provide the market capitalization data as of the index’s most recent reconstitution date rather than calendar year end.
Response: The Funds use a variety of indexes for this purpose, including the S&P 500 Index, S&P 400 Index, S&P 600 Index, and many Russell Indexes. The S&P Indexes are not regularly reconstituted. The Russell Indexes are constituted once per year, usually in June. By using the most recent calendar year end, the Registrant is using the reconstituted index information that has been updated since the reconstitution date.

Comment 14. In the Principal Risks disclosure for some of the funds, the following risk appears: “Equity Securities Risk. Equity securities (common, convertible preferred stocks and other securities whose values are tied to the price of stocks, such as rights, warrants and convertible debt securities) could decline in value if the issuer's financial condition declines or in response to overall market and economic conditions. A fund's principal market segment(s), such as large cap, mid cap or small cap stocks, or growth or value stocks, may underperform other market segments or the equity markets as a whole. Investments in smaller companies and mid-size companies may involve greater risk and price volatility than investments in larger, more mature companies.” If each of the instruments in the parenthetical is a principal investment strategy for the fund, mention them in the Principal Investment Strategies section. If not, revise the Principal Risk to mention only those that are principal risks.
Response: Registrant will revise the first sentence of the Equity Securities Risk section as follows: “The value of equity securities could decline if the issuer’s financial condition declines or in response to overall market and economic conditions.”

Comment 15. For the Global Real Estate Securities Fund, refer to investments in emerging markets in the Principal Investment Strategies.
Response: The Registrant respectfully notes that the Principal Investment Strategies do refer to investments in emerging markets.

Comment 16. For the Global Real Estate Securities Fund, forwards should be mentioned in the principal risks.
Response: The Registrant respectfully notes that the Registrant includes a Principal Risk regarding derivatives.

Comment 17. For the Government & High Quality Bond Fund, include Principal Risks for the following strategies: dollar rolls, asset-backed securities, and mortgage-backed securities.
Response: The Registrant respectfully declines to revise the language for the following reasons. Dollar rolls are not a Principal Investment Strategy for this Fund. The following Principal Risks are included and collectively address investments in asset-backed securities and mortgage-backed securities: Fixed-Income Securities Risk, Prepayment Risk, and Real Estate Securities Risk.

Comment 18. The Government & High Quality Bond Fund’s Principal Investment Strategies states that the Fund invests in collateralized mortgage obligations that are not issued by the U.S. government, its agencies or instrumentalities. Do you need to include any other risks because of this Principal Investment Strategy?
Response: The Registrant believes the risks are adequately disclosed by the inclusion of the following: Fixed-Income Securities Risk, Portfolio Duration Risk, Prepayment Risk, and Real Estate Securities Risk.

Comment 19. The Income Fund’s Principal Investment Strategies states that the Fund invests in mortgage-backed securities, including collateralized mortgage obligations. Do you need to include any other risks because of this Principal Investment Strategy?

Response: The Registrant believes the risks are adequately disclosed by the inclusion of the following: Fixed-Income Securities Risk, Portfolio Duration Risk, Prepayment Risk, and Real Estate Securities Risk.

Comment 20. For the Tax-Exempt Bond Fund, the word “bond” should be part of the Fund’s 80% names rule test. The current language states (emphasis added): “Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in municipal obligations (securities issued by or on behalf of state or local governments and other public authorities).”

Response: The Registrant will revise the disclosure to state (emphasis added): “Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in municipal bonds (securities issued by or on behalf of state or local governments and other public authorities).”

Comment 21. In the introductory text to the Additional Information about Investment Strategies and Risks, the following sentence appears: “The Board of Directors may change a Fund's objective or the investment strategies without a shareholder vote if it determines such a change is in the best interests of the Fund.” This is not true for the California Municipal Fund and Tax-Exempt Bond Fund. Please revise accordingly.

Response: The Registrant will make the requested change.

Comment 22. The Additional Information about Investment Strategies and Risks includes a discussion about Asset-Backed Securities (“ABS”) and Mortgage-Backed Securities (“MBS”). In each Fund summary that references ABS or MBS, please add language from this section to define the instruments.

Response: The Registrant respectfully declines to revise the disclosure as requested because it describes ABS and MBS in the Additional Information about Investment Strategies and Risks. When ABS and MBS are principal investment strategies, the Principal Risks for fixed income securities, inform the reader about ABS and MBS as well. We note that Form N-1A, General Instructions C.1 instructs registrants to use concise language, “as simple and direct as possible,” including “only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund” and to avoid legal and technical discussions as well as excessive detail.

Comment 23. For the Principal LifeTime 2060 Fund, add a footnote to the Acquired Fund Fees and Expenses line item in the Annual Fund Operating Expenses table like the footnote on Other Expenses (“Based on estimated amounts for the current fiscal year.”).

Response: The Registrant will make the requested change.

Comment 24. The S&P 500 Index is not an appropriate proxy for a fund to use to define the term "large capitalization" because of the low range of its market capitalization. Please address this in your response letter.
Response: The Registrant respectfully submits that, consistent with Staff interpretations, the use of the S&P 500® Index as a definitional reference for the term “large capitalization” is entirely reasonable and appropriate.

According to Standard & Poor’s, “[t]he S&P 500® has been widely regarded as the best single gauge of the large cap U.S. equities market since the index was first published in 1957.” (S&P Dow Jones Indices website). By using the market capitalization range of the S&P 500® Index, the Registrant is following the guidance provided by the Staff of the Division of Investment Management in the December 4, 2001 “Frequently Asked Questions” about Rule 35d-1 (Investment Company Names). In response to question 6, the Staff stated, in pertinent part: “As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff.” (Footnote omitted).
The S&P 500 remains an industry-accepted approximation for large-cap securities.  It is true, as the Comment notes, that the lower end of the index may include companies that could be viewed as other than large-cap companies.  (It is also true that one of the largest U.S. sponsors of mutual funds defines “large cap” by reference to the Russell 1000 Index; as of December 31, 2012, the low-end of the capitalization range for this index was only $317 million.)  Nonetheless, it would be difficult to build a portfolio at the lower-end range of the S&P 500.  There are currently 67 stocks in the S&P 500 with a market cap below $5 billion; these 67 stocks make up only 1.80% (based on market capitalization) of the S&P 500 as of December 31, 2012 (source, FactSet Research Systems).  According to research performed by Morningstar, of the 1,806 large blend U.S. open-end funds listing a primary benchmark, 1,178 (over 65%) list the S&P 500.
The Registrant respectfully notes that on our most recent 485(a) filing for series with a different fiscal year end, the Staff asked why, for the Blue Chip Fund, we measured large market capitalization companies using the Russell 1000 Growth Index instead of the S&P 500 Index and if there is industry support for using an index other than the S&P 500 Index.
Comment 25. Please confirm that when the Principal Investment Strategies refer to investing in foreign securities and emerging markets that the principal risks include both foreign securities risk and emerging markets risk.
Response: The Registrant has reviewed the language to make sure this disclosure is consistent between the Principal Investment Strategies and Principal Risks.
Comment 26. The Global Diversified Income Fund invests in master limited partnerships (“MLPs”). The Tax Information disclosure in the summary section states: “The Fund’s distributions you receive are generally subject to federal income tax as ordinary income or capital gain and may also be subject to state and local taxes, unless you are tax-exempt or your account is tax-deferred in which case your distributions would be taxed when withdrawn from the tax-deferred account.” Will any of the distributions be return of capital? If so, briefly make note of it and explain the implications.
Response: The Registrant does not intend to distribute return of capital dividends and does so only infrequently when circumstances make it unavoidable.
Comment 27. The Bond & Mortgage Securities Fund includes credit default swaps in the Principal Investment Strategies. The derivatives risk in the Principal Risks section includes a parenthetical listing some examples of derivatives (“such as options, futures, currency contracts, and swaps”).
Response: The Principal Investment Strategies section for each fund describes the derivative instruments each fund uses as a principal investment strategy. Registrant will revise the Derivatives Risk to delete the parenthetical containing examples of derivative instruments.

Comment 28. The portfolio turnover rate for the Core Plus Bond Fund I was over 300%. Because this rate is so high, please indicate in the Active Trading Risk what level of portfolio turnover subjects a fund to Active Trading Risk.
Response: The Registrant will make the requested revision.
Comment 29. For the Core Plus Bond Fund I, the word “bond” should be part of the Fund’s 80% names rule test. The current language states: “Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in a diversified portfolio of fixed-income instruments of varying maturities, represented by forwards or derivatives such as options, futures contracts, or swap agreements, at the time of purchase.”
Response: The Registrant respectfully declines to revise the disclosure. Rule 35d-1 focuses on types of investments, not securities. See Adopting Release IC-24828 Section II.A.1. In particular, the Adopting Release points out that the proposed rule emphasized “securities” and the SEC changed the wording in the adopted rule to emphasize “investments” instead, then stated: “In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” Adopting Release IC-24828 footnote 13. The derivative instruments the Core Plus Bond Fund I uses have economic characteristics similar to bonds.
Comment 30. In the Principal Risks disclosure for some of the funds, the following risk appears: “Leverage Risk. Leverage created by borrowing or certain types of transactions or investments, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may impair the fund’s liquidity, cause it to liquidate positions at an unfavorable time, increase volatility of the fund’s net asset value, or diminish the fund’s performance.” If each of the instruments included in the list of examples is a principal investment strategy for the fund, mention them in the Principal Investment Strategies section. If not, revise the Principal Risk to mention only those that are principal risks.
Response: The Registrant will revise the Leverage Risk section to delete the examples.
Comment 31. Please confirm the Registrant will update the dates of the reports with respect to the discussion regarding the basis for the Board of Directors approval of the management and sub-advisory agreements.
Response: Confirmed.
Comment 32. With respect to the fundamental restriction regarding concentration, the 1940 Act does not define concentration. Define what concentration means and state what the policy is for the Funds.
Response: The Registrant will add a definition of concentration to the Statement of Additional Information; this definition will be included in the Investment Strategies and Risks section that immediately follows the Fundamental and Non-Fundamental Restrictions. The Fundamental Restriction language identifies the Funds to which the restriction applies as well as those that are excepted from the restriction. The Registrant respectfully declines to repeat that disclosure in the Statement of Additional Information. See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Please note that the prospectus already includes a definition of concentration and identifies those funds that concentrate their investments in a particular industry or group of industries.
Comment 33. Can Access Persons own shares of the Funds? The Codes of Ethics disclosure should address this.
Response: The Registrant will revise the discussion of Codes of Ethics to reflect more clearly the requirements of Form N-1A Item 17(e).

Comment 34. In the Portfolio Holdings Disclosure, add “Portfolio Holdings” to the sentence in the second paragraph that begins, “Under the Portfolio Holdings Policy, the Funds….”
Response: The Registrant will make the requested revision.
Comment 35. In the Portfolio Holdings Disclosure discussion, please address the conflicts described in Item 16(f)(1)(vi).
Response: The Registrant respectfully submits that it believes it has discussed the policy and procedures it has in place for the potential conflict resulting from the disclosure of non-public portfolio holdings.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.
Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant